December 13, 2010

VIA HAND DELIVERY AND EDGAR

Mr. Mark P. Shuman, Branch Chief — Legal
Mr. Phil Rothenberg

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             HiSoft Technology International Limited

Registration Statement on Form F-1

Dear Messrs. Shuman and Rothenberg:

On behalf of our client, HiSoft Technology International Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose ten (10) courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-1, which was filed today on EDGAR with the Securities and Exchange Commission (the “Commission”).  For ease of your reference, the enclosed courtesy copies of Amendment No. 1 have been marked to show changes made to the registration statement initially filed with the Commission on November 22, 2010 (the “November 22 Registration Statement”). Also enclosed are four (4) courtesy copies of exhibits to Amendment No. 1.

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your response to the Company’s requests for comments.

The Company has responded to all of the Staff’s comments contained in the letter dated December 10, 2010 from the Staff by revising the November 22 Registration Statement to comply with the comments. In addition to the amendments made in response to the Staff’s comments, the Company has revised the November 22 Registration Statement to (i) reflect updated information and new developments since the November 22 Registration Statement (in particular, the addition of a risk factor on page 37 of Amendment No. 1 relating to a research report disseminated by one of the joint bookrunners for this offering) and (ii) otherwise enhance disclosure generally.

The Company wishes to advise the Staff that the Company plans to bulk-print its preliminary prospectus contained in Amendment No. 1 and to commence the road show for this offering around noon time on December 13, 2010.  Subject to market conditions, and the resolution of any further comments the Staff may have, the Company expects to price this offering no later than December 16, 2010.  The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

Set forth below are the Company’s responses to the Staff’s comments in the December 10, 2010 comment letter.  The comments are reproduced below for ease of your reference and are followed by a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amendment No. 1 where the disclosure addressing a particular comment appears.

Taxation, page 161

Cayman Islands Taxation, page 161

1.                                      Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding Caymans Islands law represents the opinion of Cayman legal counsel, Conyers Dill & Pearman.

The Company has revised the disclosure on page 161 of Amendment No. 1 in response to the Staff’s comment.

People’s Republic of China Taxation, page 161

2.                                      Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding Chinese law represents the opinion of PRC legal counsel, Fangda Partners.

The Company has revised the disclosure on pages 161 and 162 of Amendment No. 1 in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 162

3.                                      Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding U.S. federal tax law represents the opinion of United States federal tax counsel, Simpson Thacher & Bartlett LLP

The Company has revised the disclosure on pages 38 to 39, 161 to 163 and 165 of Amendment No. 1 in response to the Staff’s comment.

Exhibit 8.1 Tax Opinion

4.                                      We note that your tax opinion is currently in the form of a short-form opinion. When a short-form opinion is used, it is not acceptable to state that the statements made in the tax section of the prospectus constitute “accurate summaries” because counsel appears only to be addressing the “fairness” or “accuracy” of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus.  In a short-form opinion, the tax discussion in the prospectus is counsel’s tax opinion and the Exhibit 8.1 tax opinion pursuant to Item 601(b)(8) of Regulation S-K merely confirms this. Please have counsel revise this opinion accordingly.

The Company has refiled Exhibit 8.1 to Amendment No. 1 that has been revised by counsel to address the Staff’s comment.

Tax Opinions

5.                                      With respect to the opinions of each of the three legal counsels, please expand the consents to include the “quotations or summarizations” of the legal conclusions regarding the tax consequences of the transaction set forth in the applicable section of the prospectus.

The Company has refiled the tax opinions as Exhibits 8.1, 8.2 and 8.3 to Amendment No. 1 that have been revised by relevant counsel to address the Staff’s comments. Such tax opinions include the consents of counsel required to be filed as Exhibits 23.5, 23.2 and 23.3 to Amendment No. 1, respectively.

*              *              *

If it would facilitate the Staff’s review of Amendment No. 1, we would be pleased to provide an electronic copy in PDF format.

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +(852) 2514-7630 (work) or +(852) 9032-1314 (cell) or Blake Dunlap at +(852) 2514-7606 (work) or +(852) 9052-3388 (cell).

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:                                 Mr. Tiak Koon Loh, Director and Chief Executive Officer

Ms. Christine Lu-Wong, Executive Vice President and Chief Financial Officer

HiSoft Technology International Limited

Blake Dunlap

Simpson Thacher & Bartlett LLP

Alan Seem

Shearman & Sterling LLP

Eric Phipps

Deloitte Touche Tohmatsu CPA Ltd